UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

February 22, 2024

Company Name	: Mizuho Financial Group, Inc.

Representative	: Masahiro Kihara, President & Group CEO

Address	: 1-5-5 Otemachi, Chiyoda-ku, Tokyo

Announcement of Change in Representative Executive Officer

Mizuho Financial Group, Inc. hereby announces the following change in Representative Executive Officer.

1.	Change in Representative Executive Officer

(Effective as of April 1, 2024)

Name	New Position	Current Position
Hidekatsu Take	Deputy President & Senior Executive Officer (Representative Executive Officer)	Senior Executive Officer

Makoto Umemiya	Resigned	Member of the Board of Directors, Deputy President & Senior Executive Officer (Representative Executive Officer)

(Note)	As a result of the change, the Representative Executive Officers will be two persons;

Mr. Masahiro Kihara, President & Group CEO and Mr. Hidekatsu Take.

2.	Reason for Change

Change in Representative Executive Officer due to change in Executive Officers.

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3.	Brief Personal Record of New Representative Executive Officer

Name	Hidekatsu Take

Business Experience	Apr. 2023

Senior Executive Officer

Head of Global Corporate & Investment Banking Company

In Charge of Specially Assigned Matters

Mizuho Financial Group, Inc. (current)

Managing Executive Officer

Head of Global Corporate & Investment Banking Division

Mizuho Bank, Ltd. (current)

	Apr. 2022	Senior Executive Officer Head of Corporate & Institutional Company Head of Global Corporate Company Mizuho Financial Group, Inc.

	May. 2021	Managing Executive Officer Head of Sogo Shosha, Realty & Financial Sponsor Industry Group Mizuho Bank, Ltd.

	Apr. 2021	Managing Executive Officer In Charge of Corporate Banking Mizuho Bank, Ltd.

	Apr. 2018	Managing Executive Officer Head of Asia Oceania Mizuho Financial Group, Inc. Managing Executive Officer Head of Asia Oceania Mizuho Bank, Ltd.

	Apr. 2016	Executive Officer Joint Head of Americas Mizuho Bank, Ltd.

	Apr. 1988	Jointed our group

Education	Jun. 2002	Graduated from University of California, San Diego International Relations and Pacific Studies (Master of Pacific International Affairs)

	Mar. 1988	Graduated from Faculty of Economics, Nagoya University

Date of Birth	November 20, 1964

Number of shares of our common stock owned (as of December 31, 2023): 14,057

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